SilverCrest Provides Notice of Second Quarter Results and Conference Call

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - July 17, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") announces that it will release its financial and operating results for the second quarter of 2023 after market close on Wednesday, August 9, 2023. SilverCrest will hold a conference call and audio webcast to discuss the results on Thursday, August 10, 2023 at 11 a.m. Eastern Time (8 a.m. Pacific Time).

Conference Call and Webcast

Conference Call Dial-In Numbers:

Toronto: +1-416-764-8646

North America Toll Free: 1-888-396-8049

Conference ID: 44514275

Webcast:

https://silvercrestmetals.com/investors/presentations/

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1